UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Copa Holdings, S.A.

File No. 001-32696-CF#23581

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Copa Holdings, S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to a Form 20-F filed on May 6, 2009.

Based on representations by Copa Holdings, S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.49	through October 31, 2014
Exhibit 10.50	through October 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel